 October 13, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Rebecca Marquigny, Esq.

RE:	Response to SEC Comments for the N-1A Filing (File number 333-148723) of Curasset Capital Management Core Bond Fund (the “Core Bond Fund”) and Curasset Capital Management Limited Term Income Fund (the “Limited Term Income Fund,” additionally, each may be referred to generally as a “Fund” or collectively as the “Funds”), each a series of World Funds Trust (the “Trust”)

Dear Ms. Marquigny:

This letter provides the Trust’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided on October 4, 2021. The comments pertain to the Fund’s post-effective amendment No. 389 to the Trust’s registration statement on Form N-1A, which was filed on July 26, 2021 (the “Amendment”) under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”). For your convenience, I have summarized your comments in this letter and provided the Trust’s response below each comment.

PROSPECTUS – CORE BOND FUND

Note: The Staff noted that the following comments apply to the Core Bond Fund, and to the extent applicable, the Staff directed the Trust to make corresponding adjustments to the disclosures/prospectus applicable to the Limited Term Income Fund.

Cover Page

1.	Comment: Please add the disclosure called for by Rule 481 under the 1933 Act.

Response: The Trust has revised the disclosure as you have requested.

General

2.	Comment: As appropriate, please add website and toll-free telephone numbers where investors may request paper copies of documents described in the prospectus.

Response: The Trust has revised the disclosure as you have requested.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

World Funds Trust

October 13, 2021

Fees and Expenses

3.	Comment: Revise the introductory statement to indicate the following: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: The Staff notes that it appears that the Class A shares of the Funds may impose a front end and a deferred sales load. In that regard, the Staff believes that in accordance with Instruction 2(a)(ii) to Item 3 of Form N-1A, the disclosure should be revised to include the maximum cumulative percentages.

Response: The Trust has not revised the disclosure in response to this comment. The Trust notes that the Funds impose a front-end load on purchases under $1 million and that no front-end load is assessed on purchases of $1 million or more although it is possible for there to be the imposition of a deferred sales load on such purchases if redemptions are made within the time specified in the disclosure. Accordingly, it is not possible to be assessed a front-end load and a deferred sales load.

5.	Comment: Please add a footnote to the fee table to indicated that “Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the current fiscal year in accordance with Instructions 6(a) and 3(f)(iv), respectively, to Item 3 of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Principal Investment Strategies

6.	Comment: With respect to the “relative asset allocations” of the Fund, please disclose the factors that the investment adviser considers in evaluating whether and how to change the Fund’s allocations.

Response: The Trust has revised the disclosure as you have requested.

Principal Risks

7.	Comment: Please provide the risks disclosure called for by Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: The Funds utilize the term “junk bonds” in the Principal Risks disclosures. The Staff request that the Funds describe these types of bonds as “speculative instruments.”

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: With respect to the “Risks of Sovereign Debt,” disclose if a Fund will invest, either directly or indirectly, more than 25% of its net assets in the debt securities of a single foreign country. If so, please disclose the name of such country if it is known at this time.

Response: The investment adviser to the Funds does not anticipate investing more than 25% of a Fund’s net assets in a single foreign country. If a Fund ever has exposure to that level, or higher, specific country related risk information will be added to the respective prospectus(es).

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World Funds Trust

October 13, 2021

Management – Portfolio Managers

10.	Comment: The current disclosure indicates that the portfolio managers have managed the Funds “since inception.” Please disclose the month and year of inception of the Funds.

Response: The Trust has revised the disclosure as you have requested.

PROSPECTUS – LIMITED TERM INCOME FUND

Principal Investment Strategies

11.	Comment: The disclosure indicates that the Fund “will invest at least 80% of its net assets, plus borrowings for investment purposes, in debt securities (generally referred to as “bonds”), and in derivatives and other instruments that have economic characteristics similar to such securities.” Please disclose how the Fund determines if derivatives or other instruments have “economic characteristics” similar to debt securities.

Response: The Adviser believes the pricing of such derivatives or other instruments is driven by the same factors that drive bond prices. The value of these investments, like bond prices, will be impacted by such factors (among others) as interest rates, maturity, credit quality, extension, prepayment, and liquidity. The Trust has added additional language to its Item 9 disclosure highlighting these investments and the specific risks associated with such investments.

12.	Comment: The Staff is providing the same comment as Comment #9 above with respect to the Limited Term Income Fund.

Response: See the Trust’s response to Comment #9.

STATEMENT OF ADDITIONAL INFORMATION

13.	Comment: The disclosure regarding the Funds’ fundamental investment limitation with respect to investments in commodities and commodity futures contracts seems to be inconsistent with the disclosure on page 16 pertaining to the Funds’ ability to invest in commodity futures. Please reconcile or explain to the staff why such reconciliation is not needed.

Response: The Trust confirms that the fundamental investment limitation with respect to investments in commodities and commodity futures contracts is not inconsistent with the disclosure found on page 16 of the SAI. Both sections of the SAI indicate that the Funds are permitted to invest in commodities and commodity futures contracts as long as such investments are permitted by the 1940 Act.

* * * * * * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

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